Exhibit 99.1
June 27, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

GREAT  PANTHER  SILVER  REPORTS ANNUAL AND SPECIAL MEETING RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today reports the results of its Annual and Special Meeting of Shareholders (the “Meeting”) held on June 26, 2014 in Vancouver, BC.

A total of 74,242,703 votes were cast representing 53.42% of the issued and outstanding common shares as of the record date for the Meeting.  The election of each director nominee was as follows:

Director	Votes for	Votes withheld	Percent for	Percent withheld

Robert A. Archer	29,729,278	454,075	98.50%	1.50%
R. W. (Bob) Garnett	29,679,479	503,874	98.33%	1.67%
Kenneth W. Major	29,688,235	495,118	98.36%	1.64%
P. John Jennings	29,627,097	556,256	98.16%	1.84%
W. James Mullin	29,584,177	599,176	98.01%	1.99%
Jeffrey R. Mason	29,589,732	593,621	98.03%	1.97%

Shareholders voted in favour to set the number of directors at six, to appoint KPMG LLP as auditors, and to authorize the board of directors to fix the auditor’s remuneration for the ensuing year.  Shareholders voted not to approve the Company’s combined Restricted Share Unit and Deferred Share Unit Plan.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange under the symbol GPR, and on the NYSE MKT under the symbol GPL. The Company operates two wholly owned mines in Mexico: Topia and Guanajuato. Great Panther is in the process of developing its San Ignacio Project with a view to production in the first half of 2014, and has two exploration projects, El Horcon and Santa Rosa. The Company is also pursuing additional mining opportunities within the Americas, with the goal of adding to its portfolio of mineral properties.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer President & Chief Executive Officer 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766